Exhibit 23.14

INDEPENDENT AUDITORS’ CONSENT OF DELOITTE & TOUCHE LLP

We consent to the use in this Post Effective Amendment Nine to the Registration Statement on Form S-11 (No. 333-128662) of our report dated November 30, 2007 relating to the combined balance sheets of the Selected American Golf and National Golf Properties as of December 31, 2006 and 2005, and the related combined statements of operations, owners’ equity, and cash flows for each of the three years in the period ended December 31, 2006, appearing in the Prospectus, which is a part of such Registration Statement (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the basis of presentation of the financial statements), and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Los Angeles, California

January 11, 2008